Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is a transcript of a conference call held with the media and analysts on October 12, 2015.

DELL INCORPORATED

Moderator:         Marc Bien

October 12, 2015

8:45 a.m. ET

Operator:	Hello and welcome to the Dell and EMC Press and Industry Analyst call. I’d like to inform all participants that this call is being recorded. This broadcast is the copyrighted property of Dell, Inc. and any rebroadcast of this information in whole or part without the prior written permission of Dell, Inc. is prohibited.

To participate in a question and answer session, please press star, then the number one on your telephone keypad to register your question in the cue. Now, I’d like to turn the call over to Mr. Marc Bien, Dell’s Vice President, Global Communications.

Marc Bien:	Thank you, (Brandy), and good morning and thanks for joining us. We’re pleased to announce the definitive agreement today for Dell and Silver Lake Partners to — who led a transaction to combine Dell and EMC while maintaining VMware as a publically traded company.

On the call with me today are Michael Dell, Chairman and CEO of Dell, Joe Tucci, Chairman and CEO of EMC, Egon Durban, Managing Partner of Silver Lake, Tom Sweet, Chief Financial Officer for Dell, Pat Gelsinger, CEO of VMware and David Golden with EMC Information Infrastructure.

This morning, we’ll take a few minutes to talk about the high level rationale for the proposed combination. Michael, Joe, Egon will share some brief remarks, and then we’ll open it up to Q&A.

Now, I’d like to turn it over to Michael.

Michael Dell:	Thank you very much, Marc, and good morning, everyone. Before we take your questions, Joe and I want to share a few key points about the transaction. We are super excited to announce the Dell and EMC have signed a definitive merger agreement under which Dell and Silver Lake will acquire EMC Corporation while maintaining VMware as a publically traded independent company.

The combination of Dell and EMC will create the industry leader in the extremely attractive high-growth areas of the $2 trillion information technology market with complimentary products and solution portfolios, sales teams and R&D investment strategies.

This combination makes great sense because of the obvious ways our businesses complement each other and enable us to grow. We’re combining two of the world’s greatest technology franchises with leadership positions in storage, servers, virtualization and PC’s and bringing together reading capabilities in the areas of our most — industry’s most important growth vectors including digital transformation, software-defined data center, hybrid Cloud, converged infrastructure, mobile and security.

The transaction also strengthens both companies in today’s increasingly competitive global marketplace. We both have market-leading portfolios in our respective segments, Dell in commercial PC’s and servers, EMC in storage and VMware in virtualization.

And as the data market moves to a compute-centric converge model, Dell’s server franchise is a natural fit with EMC strength. We’re harvesting Dell’s server, PC, and go-to market strengths in the mid-market with EMCs go-to market strength in the large enterprise market to better serve customers and to fuel possible growth and generate significant cash flows.

By joining Dell and EMC’s respective and complementary strengths, the combined company will be a leader in the most significant product segments, number one or number two as defined by IDC and position as a leader in an amazing 22 Gardner magic quadrants.

The transaction also brings together companies that have a demonstrated ability to collaborate and work together to win. It will consist of strategically aligned businesses, which will enable increase innovation, customer choice and the ability to attract and retain world-class talent.

And it enables the combined company to incubate the most promising high-growth technologies for the future. The combined go-to market capabilities and reach a Dell and EMC will also benefit VMware shareholders as it remains an independent publically traded company.

Before I turn it over to Joe, I want to discuss what Dell uniquely brings to this combination. As I alluded to, Dell brings strength in the small business and medium-sized mid-market space complimenting EMC’s strength in a large enterprise market.

Dell has been a leader in making technology accessible to the mid-market and has led this segment of the commercial I.T. market for decades. We have a growing commercial infrastructure franchise that’s helping customers worldwide modernize their I.T. from the desktop to the data center and the Cloud.

Our world-class supply chain capabilities with global reach are second to none and provide the processes, skills that are needed to deliver high-quality products at the lowest cost in our industry.

And finally, Dell Financial Services, which is a core component of the Dell Sales in Motion and our Partner Direct Program, provides us with a captive financing arm for our customers.

So with that, I’ll turn it over to Joe.

Joe:	Thanks, Michael. I echo everything Michael said, but I’ll just take a little bit different approach, and I’ll say if you look at — if you look at our — this industry that we — that Michael and I and Pat and David just love and grew up and — it’s going through a tremendous transformation, and in this transformation there is a very disruptive side where the older style of I.T. is being pretty quickly disrupted; yet, the — yet, it’s just incredibly rich with opportunities, and there’s still more opportunities for I.T. solutions now than ever been in the history of — history of man.

And if you think about, you know, one aspect that if there’s massive telemetry, centers being built of everything that’s imaginable, these centers are spewing out huge amounts of information.

We are by our — by our estimates, you know, a modern app that wants to tap into these centers in telemetry and affect something, somebody or something in the act of doing something and affecting the outcome in realtime.

To do that, you’re talking about a thousand times as much data out of a thousand times many users, and in that lies an advanced opportunity.

So when we look at the — what the — what a company has to go through to make sure that they handle a disruptive side of this changing wave of I.T. and capitalize on the opportunistic, you know, coming together for all the reasons Michael said makes so much sense and, of course, when we do this, we wanted to be — make sure we do it in a way which is a very attractive for the industry shareholders and the fair deal.

So that’s kind of at its core. What we’re trying to do is get at these new trends and create a difference. I think — I think creating this kind of trend — transformation in — with the — kind of the mother ship sort of speak being private has tremendous advantages lets us invest for the long-term.

This time we’ll focus on our customers. We can use — we can use this to attract best and brightest and retain the best and brightest talent and those are the aspects of winning. So I’m incredibly excited as a shareholder and I’m incredibly excited of what we can build for the future and create real value to our customers as they become, in fact, digital themselves.

So with that, let me turn it over to Egon for a few comments.

Egon:	Thank you, Joe and Michael. I won’t repeat what they’ve said. As the investor or the outside investor in the group and business partner to Michael and now Joe after we close and their teams, we think this is unique in every respect.

It’s very are that you have a first mover advantage around an industry consolidation and for all the reasons they’ve outlined. This new company as a market leader with the capital base that it has going to be able to innovate and distribute the products in technology with a superior portfolio to enterprise customers who need it across the world of — in — of every size.

From a financial standpoint, the company now will be by far the largest products in technology company addressing the enterprise customer. That is powerful and not fully well understood, you know, particularly against those trends that the two CEOs have highlighted.

We are excited around the opportunity for value creation here given the structure of the transaction. We believe we will have something in the private company context that will be highly attractive for the management employees going forward and enable the business to make long-term investments without the pressure and demand of results on a quarterly basis for the investors would charge us, again, the same investor group that funded the original Dell buyout Michael and MSD Capital, as well as, Silver Lake of our investors.

I’ll hand it back over to you guys.

Michael Dell:	Thanks very much, Egon. With that, we’re ready to take questions. So operator, please introduce our first question.

Operator:	At this time if you would like to ask a question, please press star, then the number one on your telephone keypad to register in the cue. Your first question comes from the line of (Eric Hesseldoff) with Recode.

(Eric Hesseldoff):	A really good — really, really big deal here. I’m curious about kind of the structure of the debt in light of the fact that this is — from what we understand, there’s going to be a lot of high-yield debt involved here.

What makes you confident that you can pay it down and how does it remain attractive in light of the fact that we know that or that we expect that the fed is going to raise rates? So what is this do to your position in the debt markets? Thanks.

Michael Dell:	Let me make a few comments and then I’ll ask Tom to add onto that. You know, we have had great support from the banks and have a fully committed financing here. I think what you’re going to see, (Eric), is in the first 18 to 24 months a significant deleveraging coming from some cost synergies, but we have revenue synergies that are 3 times larger, certainly, the cash flows of the combined businesses together.

And so, you know, we feel very good, you know, as you know, in the — in the first Dell transaction, if I can call it that, we made rapid progress and we intend to do the same here.

Tom, what would you add to that?

Tom:	(Inaudible) Michael. Hey, this is Tom Sweet. So what I will also add, you know, Michael covered it, you know, very well. Look. We’re very confident of our ability to place the quantum of debt that we need to place. The banks are fully committed and have given us a committed funding.

We believe the markets are open and so that — so the debt side that we feel really good about the deleveraging activities over the first 18 to 24 months we have cash flow generation through our revenue synergies and, you know, our ability to pay down debt is demonstrated by the history of Dell and EMC, you know, would suggest that, you know, we take our financial policies very, very strongly and we’ll run a conservative shop and we’ll focus on deleveraging much like we did with the Dell transaction a few years ago.

(Eric Hesseldoff):	OK. Any management changes you can talk — is everybody’s management role at Dell and EMC, are there going to be any changes there when there’s numerous senior executives who have the title of CEO? There’s David Goldman on the EMC side. There’s (Inaudible) on the VMware side. Will (Gelsinger) remain in his post or Goldman remain in his post?

Tom:	Well, both of those important gentlemen happen to be here with us in the room and I can tell you that we believe they both have a very bright future in the — in the new combined company.

So I think the answer to your question is no. No.

(Eric Hesseldoff):	No changes? OK. Thank you.

Tom:	Thank you.

Operator:	Your next question comes from the line of...

Male 1: No changes. Yes, we’re on-board.

Male 2: Yes.

(Eric Hesseldoff):	Good to know. Good to know.

Operator:	Your next question comes from (Richard Waters) with Financial Times.

(Richard Waters):	Yes, good morning. I’ve got a question for Michael at Dell here. So you say you want to organize these companies privately. You also have public stocks that are going to have the VMware stock, you’re taking a security company public.

So what’s your philosophy about the public markets at the moment and are you just going to use (inaudible)? How much are you going to take public?

Michael Dell:	Well, look. I think as we took Dell private a few years ago, it gave us tremendous flexibility and agility to navigate, you know, and we’ve had now 11 quarters in a row of gaining share, you know?

The company is doing well. And, you know, this obviously takes it to a new level. I do think there’s a role for the public markets to play. As we’ve mentioned, VMware will remain an independent company. Don’t have any other comments as it relates to other of the great assets we have in the compliant company upon completion, but, you know, look. There’s certainly a role for the public markets that we recognize, but we’re enjoying life as a privately controlled enterprise. Thank you very much.

(Richard Waters):	You said — you said that the results are coming in. Do you want to give us some results, tell us how you’re doing financially?

Michael Dell:	You know, I think what I would point to is, you know, what we referred to earlier. We’ve had a significant paydown of debt. We’ve had a two notch upgrade from the rating agencies as a — as a stay it alone Dell, and, you know, as we’ve mentioned in LPT to gain share inside our business, so we don’t disclose the financial results in our current form as certainly as the proxy in other related materials get published. You’ll get a chance to see those and review those at your — at your leisure.

(Richard Waters):	All right. You say there’s a role for the public markets, but you’ve been fairly disdainful about them in your comments. What is the role for public markets?

Michael Dell:	Well, what I would tell you is, you know, 1988 when our company was growing at 80 percent per year, the only way to finance that kind of growth was the public markets, and the public markets, you know, were great and served us well.

You know, there came a time when, you know, we were able to, you know, generate significant cash and felt we wanted to accelerate our transformation and as a private company, you know, we’ve been able to do that.

So, you know, there’s nothing wrong with being public or private. It just so happens that we have the resources and capability to be a private company and that gives us great flexibility.

Marc Bien:	Thank you. Next question, operator.

Operator:	Your next question comes from the line of (Charles King) with (Pundit).

(Charles King):	Morning, gentlemen. Great announcement. Sounds like a very — it sounds like a fascinating interesting deal going ahead. I’m curious about how Dell regards EMC’s unique federation organizational model.

Does it offer Dell any particular options or opportunities as this deal when the combined organizations move ahead?

Michael Dell:	Well, I can say that, you know, we certainly studied this carefully, gotten to know, you know, the organization and how the federation works. We look forward to enhancing that, you know?

Within Dell, we have some fantastic new businesses that we’ve been incubating ourselves. SecureWorks would be one that maybe some of you are familiar with. We have another one called, Boomi, which is a fast-growing Cloud data integration company.

So look, I think there are some great aspects to this structure and as we come together as a combined company, I think, you know, we’ll be even more powerful.

(Charles King):	Great. Thanks very much.

Marc Bien:	Thanks, (Charles). Next question.

Operator:	Your next question comes from the line of (Quintin Hardy) with New York Times.

(Quintin Hardy):	Hey, there. I wanted to clarify a couple of things. One, on the relationship with VMware. Will you strictly be locking yourself in with that virtualization in your converged infrastructure, other sorts of offerings, and secondly in the buyers’ minds, how will you address the idea that, my goodness, we have more lock-in here and a kind of long period of consolidation between these two companies while you sort of, you know, figure out who does what and how this is all going to work together right at a time when AWS is making a straight run into legacy businesses and H.P. is going to try and launch its own independent enterprise offering.

Michael Dell:	Well, let me address the question of openness. I think our industry has a long history of companies collaborating and also competing against each other. Certainly, that will continue here.

So we have a great partnership with Microsoft, with Red Hat, with Oracle, with many important companies in the industry that will absolutely continue and our customers will continue to have a wide set of choices.

I certainly will have extraordinary opportunities to bring together and integrate technologies for customers and we believe customers increasingly like that integration.

EMC and VMware have joined with Cisco to create BCE. This has been a very successful partnership. We intend to continue that partnership and certainly, there will be plenty of opportunities for this great new leading company to work with the broader industry ecosystem.

(Quintin Hardy):	So is that to say that you’re not choosing VMware exclusively in the future?

Michael Dell:	That’s correct. We’re not choosing VMware exclusively.

Pat Gelsinger:	And just — and (Quintin), this is Pat. From the VMware perspective, obviously we see, you know, substantive leverage and we spoke about that on the earlier call on, you know, Michael’s comments, but we likewise, you know, we have a strong partnership with H.P., with Lenovo and others in the industry, and this idea of co-op petition, right, is balanced by the view of, first, the best of the federation relationships and, you know, we are committed, and as Michael said, Dell has demonstrated their commitment to openness over, right, the decades of the company, right?

That’s been a hallmark of them and likewise, the independent ecosystem of VMware, you know, demonstrated recently by our VMWorld Conference of 25,000 participants. It’s just overwhelming and significant.

We’re committed to that even as we deepen the partnership with each other.

(Quintin Hardy):	OK. And how about speed to unification? How long do you think this is going to take before you’re operating cohesively here?

Michael Dell:	Well, we’ll have to wait for the transaction to close obviously. So, you know, as the approximate materials come out, you know, you all can get a sense for that. You know, certainly we’ll be — we’ll be thoughtful about how we do that to, you know, make sure we do it in the right way.

We do have a history of working together in the past and I think that will accelerate our ability to bring solutions to customers in a faster way. And from the, you know, just this morning early reaction that I’ve had from some of our best and longstanding customers, i.e., the key point here is that customers actually don’t want to have to integrate things themselves.

And so, you know, becoming the leader in hybrid Cloud, converged infrastructure, software defined data center, we put ourselves in an incredible position in this combined new powerhouse enterprise company.

Marc Bien:	All right. Next question, please.

Operator:	Your next question comes from the line of (Hiawatha Bray) with Boston Global.

(Hiawatha Bray):	It’s (Hiawatha Bray) from the Boston Globe. Thanks a lot. I wondered if Mr. Tucci could reflect on the impact this is likely to have on the economy of Massachusetts in terms of jobs, in terms of future development here.

Also, the longer term issue, which is we used to be a center for major technology companies and you guys were very — pretty much the last one and we are no longer going to have any of these dominant companies based in Massachusetts.

What does that mean for the region and why is that happening?

Michael Dell:	Hey, could I just before Joe says anything say that the business, you know, here, we’re here in Huffington right now. The business is headquartered here. It’s about to get a lot larger.

We are...

(Hiawatha Bray):	Oh, who’s speaking, please?

Michael Dell:	This is Michael.

(Hiawatha Bray):	Yes, thanks.

Michael Dell:	How are you doing? Nice to talk to you again. It’s been a while. So...

(Hiawatha Bray):	Yes, it’s been a while.

Michael Dell:	... we are — we are — we are planning to put our server business into the EMC enterprise data center business, and so the business that’s headquartered here will become a more than $30 billion business.

So I don’t believe any of the things that you said in terms of the region becoming somehow less important. In fact, it becomes more important. So Joe, I’ll let you...

Joe Tucci:	Yes. I mean, Michael said what was I going to say. I mean, you know, (Hiawatha), you really can’t — I think the times were changing and you’ve really got to think in terms of technology hubs.

And this new combining company will have three great major, major hubs in the U.S. So for sure, there’ll be thousands of people in Austin, for sure there’ll be thousands of people in, let’s call it, the Silicon Valley, and for sure there’ll be thousands of people here in Boston.

And what Michael just committed to you and I said that in my prepared remarks in the call we just did with the — with our shareholders is that we’re going to house the biggest business in the new company.

The (inaudible) one of the biggest businesses we — systems business, the biggest business that EMC here in Huffington and we anticipate that will start out light at over $30 billion.

So, you know — so Massachusetts (inaudible), you know, Michael and me might want to mention your personal commitment to Boston. I thought that was really interesting the comments you told myself and the governor.

Michael Dell:	Yes. So we had a chance to speak with the governor earlier and look, I think EMC has had a fantastic history of, you know, working with the community. At Dell, we have very similar programs.

I’ve studied what EMC has done. We absolutely want to continue all of that and, you know, I think you’re going to see a lot more of us. What I’d also tell you is that we’re not actually going to move a whole lot of people around, right?

So we’ve got great teams here, we’ve got great teams in other sites certainly, Boston, Silicon Valley as Joe has mentioned, and many others around the world.

So this is the way global companies operate today and, you know, I think, you know, as this business just kind of — or is going to get a whole lot larger as we close the transaction, you know? This will — this will mean great things for this area.

(Hiawatha Bray):	Thank you very much.

Marc Bien:	Next question, please.

Operator:	Your next question comes from the line of (Crawford Delpred) with IDC.

(Crawford Delpred):	Hey, thank you very much. I was wondering, Joe and Michael, if you guys could give a little perspective on, Michael, you talked about the access to the mid-market that Dell brings and the vastness of the end-to-end offerings.

You know, from your perspective, does this give EMC any specific offerings they have now access to a mid-market customer that hasn’t had access in the same way? Could you talk about that side of the leverage a little bit more because, you know, the needs of those customers are very different and the choices those customers have now, Joe, to your point in the — in the emergent of their platform is very different.

So I’d love to hear your comments on how you will attack that mid-market customer with EMC offerings in a new way.

Michael Dell:	You know, we have some history here, (Crawford), because we did this for almost a decade in the early 2000s and we have great success with it. We ramped it up to almost a $2 billion run rate.

And while you’re right, EMC has best-in-class products for the largest customers in the world, they also have fantastic technology that’s applicable inside the mid-market, and the combination here, we’re, you know, quite confident that the combined technology and engineering and innovation resources that we have together will allow us to go address those markets.

EMC is in those spaces today, but we have a much stronger go-to market engine of the combined sales force strength and channel strength of the two businesses, three businesses as you included, you know — where it’s really unmatched in terms of its scale and reach.

Joe Tucci:	Yes, (Crawford), if you think of kind of what the era we just are coming out of, you know, we had kind of siloes around server storage, network management, and very often a customer would buy those from four different vendors and integrated themselves.

And that’s proved to be quite expensive. I think when you look at the market, two-for-all markets may be especially true in the — you know, the SMB markets and the areas that felt the strongest, I think your future’s going to be one of two things:

Either Cloud or converged infrastructure, or more than likely a combination of the two, which is kind of the hybrid use case.

So if you look at our strength in Cloud, you look at our strength in converged infrastructure collectively, we can — I think we’re going to bring a much more effective offering to those customers and, again, it’s really the same thing as really true on the enterprise side also.

Even those customers, the big, big guys, don’t really want to integrate everything themselves, and they’re moving applications. They want to add their own data centers, their private data centers, and they want to federate their work flows into the Cloud and, again, that’s — we’re incredibly well-positioned in the future to do just that.

(Crawford Delpred):	Thank you.

Marc Bien:	Our next question, please.

Operator:	Your next question comes from the line of (David Vialante) with (Wikibon).

(David Vialante):	Hi. Thank you. Michael, I’m wondering if you could talk about what conditions enabled Dell to pay down its debt maybe a little bit sooner than most people expected?

Was it an uptick in P.C. demand? Other factors? And how important is that related to deleveraging in this transaction?

And the second part of my question, and you sort of touched on it, was the answer to (Crawford’s) question is I’m hearing cost synergies and revenue synergies. If you had to sort of, you know, roughly allocate, you know, the contribution of that deleverage to the Dell portion of that versus sort of these synergies that you’re talking about, I wonder if you could add some color there. Thank you.

Michael Dell:	(Dave), I thought you were a techie. What’s with all the finance questions? Look.

(David Vialante):	Michael, we can — we can geek out at Dell World. I figured, you know, we’ll save it for that.

Michael Dell:	OK. I’m looking forward to that. Do I get — do I get to be on the cube again?

(David Vialante):	I hope so.

Michael Dell:	OK. Great. So look. I think if you — if you look at the Dell transaction and you’ll learn more about this in our public filings, we have generated strong cash flows. I think if you look at the history of Dell prior to going private, you’ll notice that we’ve also generated strong cash flows. So it shouldn’t be a big surprise that we continue to generate strong cash flows. At least it wasn’t to me. They say not everybody thought that that would happen, but I did.

So look, you know, we have a fantastic supply chain, you know? We’ve been consolidating share in both PC’s and servers, and we’ve been expanding our sales force getting more reach, more customers, more partners.

You’ll see another partner announcement of significance later on today. We won’t disclose it right now. As it relates to these synergies, I think the important point here is that the revenue synergies are about three times as much as the cost synergies. Both companies have, you know, cost opportunities independent of each other and together, but the revenue synergies are three times greater and, you know, I think we’re just getting started at that.

But we see lots of opportunities as we come together, so we will — we will as we said earlier make significant progress in the first 18 to 24 months of the transaction as we focus on maintaining investment grade policies and status.

Marc Bien:	Ready for our next question.

Operator:	Your next question comes from the line of (Brian Womack) with Bloomberg.

(Brian Womack):	Yes, thanks for taking my call. I listened to the other call earlier and there was some chatting about, you know, cost synergies and things like that.

Is there going to be — but you’ve also been talking about, you know, investments and whatnot in the staffing, but are there going to be at least some layoffs? I mean, it seemed like there would be — need to be — there is going to be some, you know, duplication here. I don’t know. What can you tell me about that, Michael?

Michael Dell:	Yes, I — there certainly are some cost synergies. We’re not going to tell you that there aren’t, but I think there’s some other companies in our industries that are maybe far better at reducing head count than we are. So maybe jump on their calls.

(Brian Womack):	OK. And then why — largely, you know, everything’s moving to the Cloud right now and everyone’s talking about that, and obviously there’s a lot of things here that address that.

But other people would say, oh, there’s a lot of hardware here and there — here and, you know, what is — how does this really address that? So really at a high level, what is that — what are you guys really doing to tackle this massive shift of the Cloud?

Michael Dell:	You know, I think — I think the combined company is very well-positioned to address the move to the Cloud. Remember that, you know, Dell has been providing infrastructure to public Clouds, private Clouds, hybrid Clouds for a long time, and, you know, has done quite well there.

VMware, of course, you know, is quite well-positioned in hybrid Cloud, and I think what you’re seeing with the whole software defined data center is an ability to take the benefits of the public Cloud and bring them into an on-premise data center.

So if you imagine at the dawn of the microprocessor age, you know, you had all these PC’s showing up and then you had microprocessor-based servers and you had these siloes that got built up of compute and network storage, and the network itself, and all the layer 427 services each new problem was a new box, and that created a rather convoluted structure and there were inefficiencies there.

The public Cloud comes along, its’ very attractive. What virtualization and the software-defined data center are doing is bringing those same benefits to an appliance and to an on-premise Cloud.

So it jumps the level of extrapolation of the problem up to the application user, quality of service and security.

And so remember that with this explosion in the number of devices as you go from a billion to a hundred billion plus, the number of applications, the amount of data, yes, there will be public Clouds. There will be software as a service.

You know, Dell today provides infrastructure to significant majority of the software as a service companies in the world. There’ll be hybrid Clouds. There’ll be private Clouds.

So we’re even more prepared for that. One thing I want to mention just going back to the prior question, in the last six months, we have added at Dell about 2,000 new salespeople, and this gives you some...

(Brian Womack):	Oh, really?

Michael Dell:	... insights into the advantages of our privately controlled structure where we can make investments that may not have an immediate return within a 90-day period, but we believe give us great access and reach to customers.

And certainly, our, you know, 20,000 plus sales professionals at Dell are super excited about this combination and the ability to go bring, you know, enhanced and much better stronger set of offerings to the tens of millions of customers that we serve and through the, you know, 100, 100,000 plus partners. So this is a great day for us.

(Brian Womack):	OK. So you don’t — you don’t see a layoff right now?

Michael Dell:	The — first of all, you’ve got to understand this transaction — we can’t give you the precise (inaudible), you know? Think middle of next year.

(Brian Womack):	OK.

Michael Dell:	Right? Give or take a couple of months and then you silo that.

(Brian Womack):	OK. Is this Joe?

Michael Dell:	Nothing that you see happen now will have anything to do with this combination.

(Brian Womack):	OK.

Michael Dell:	Yes, I think, look. Normal course of business there are always, you know, adjustments and things that will occur in the various businesses, and those are — those are normal courses of business.

What this is really about is how do we bring great innovation solutions to our customers and as our combined company gets stronger and grows so (inaudible) will opportunities be created inside the company and for our partner ecosystems.

(Brian Womack):	Great. Thank you very much. Appreciate that.

Marc Bien:	Operator, we have time for one more question.

Operator:	Your last question comes from the line of (Michelle Bailey) with 451 Research.

(Michelle Bailey):	Good morning. Thank you for all the information on the call. I have a couple of quick questions. You talked a lot this morning about the combined synergies of the two companies, particularly in the established markets about being able to move from the mid-market through to the enterprise.

Could you talk a little bit about how you plan to invest in what is truly going to be the most innovative part of the markets and where — and Joe pointed out it’s really where the growth in the markets will come from.

So (inaudible) around Cloud and security. And also talk about how you would expand your services business. So given the movement of servers into the enterprise with the EMC company, do you plan to increase the size of the services organization to deal with what is truly a high touch business?

Michael Dell:	Thank you, (Michelle). You know, I think we’ve had a number of discussions about security and one of the great things about this, of course, is the combination of RSA and SecureWorks, as well as, Sonic Wall and other security assets that we bring together.

We’re also quite excited about Air Watch and the capabilities from VMware. You know, the combined strength of the company as it relates to services in terms of customer reach, I think we should also point out here that we have great partners within the systems integrator community and their reach, again, with this enhanced portfolio, you know, gives us great opportunities.

So it’ll be some of our own and as well, you know, many SI’s that we already have in important relationships and those will get more important, you know, as, you know — give them the strength of the combined portfolios here.

And look, as we, you know, go ahead and complete this transaction, we’ll tell you more about our plans. There are, you know, some restrictions about what we can — what we can say at this stage, but stay tuned. We’re excited.

(Michelle Bailey):	Great. Thank you.

Marc Bien:	Thank you, everybody, for joining the call.

Michael Dell:	Have a good day.

Operator:	This concludes...

Michael Dell:	Thank you.

Operator:	... this concludes today’s conference. You may now disconnect.

END

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